October 11, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention:	Tim Buchmiller

Russell Mancuso, Legal Branch Chief

Re:	Bionik Laboratories Corp.

Registration Statement on Form S-1

File No. 333-233796

Ladies and Gentlemen:

On behalf of our client, Bionik Laboratories Corp. (the “Company”), we hereby transmit this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated October 2, 2019 (the “Comment Letter”), with respect to the Registration Statement on Form S-1 filed by the Company with the Commission on September 16, 2019 (File No. 333-233796) (the “Registration Statement”).

The Staff’s comments call for the revision to the Company’s prospectus filed with the Registration Statement to clearly and prominently describe the forum selection provision contained in the Company’s Amended and Restated Certificate of Incorporation. Responses to these comments are set forth in this letter and in Amendment No. 1 to the Registration Statement filed by the Company with the Commission on October 11, 2019 (“Amendment No. 1”).

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. To assist the Staff’s review, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.

Registration Statement on Form S-1 filed September 16, 2019

Description of Securities, page 45

1.       We note that your forum selection provision in your amended and restated certificate of incorporation identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please revise your prospectus to clearly and prominently describe the provision. Describe any risks or other impacts on investors. Risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable. Also disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Effect has been given to the Staff’s comment. In response to the Staff’s comment, the Company has revised the section of the prospectus entitled “Description of Securities” as reflected on page 46 of Amendment No. 1 to prominently describe the forum selection provision contained in the Company’s Amended and Restated Certificate of Incorporation. The Company has also revised the section of the prospectus entitled “Risk Factors-Risks Related To Our Securities And Governance Matters” as reflected on page 15 of Amendment No. 1 to add a new risk factor in response to the Staff’s comment.

While the Company intended the forum selection provision contained in the Company’s Amended and Restated Certificate of Incorporation to apply to actions arising under the Securities Act of 1933 or the Securities Exchange Act of 1934, there is uncertainty as to whether a court would enforce such a provision.  The Company will inform investors of the exclusive forum provision in future filings by including corresponding disclosure in “Item 1A–Risk Factors” of the Company’s Annual Report on Form 10-K under the Exchange Act.

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Please do not hesitate to contact the undersigned at (516) 663-6580 with any questions or further comments you have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Stephen E. Fox

STEPHEN E. FOX
For the Firm

cc: Bionik Laboratories Corp.